Filed by Gores Holdings VI, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Gores Holdings VI, Inc. Commission File No.: 001-39790 Date: June 16, 2021

Disclaimer We have prepared this document solely for informational purposes. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed business combination or otherwise. You and your directors, officers, employees, agents and affiliates must hold this document and any oral information provided in connection with this document in strict confidence and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except with our prior written consent. You acknowledge that you are (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably likely that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that you will neither use, nor cause any third party to use, this document or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. If you are not the intended recipient of this document, please delete and destroy all copies immediately. In connection with the proposed business combination, Gores Holdings VI, Inc. (“Gores Holdings VI”) has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Gores Holdings VI, an information statement of Matterport, Inc. (“Matterport”) and a prospectus of Gores Holdings VI. The proxy statement/information statement/prospectus is not yet effective. The definitive proxy statement/information statement/prospectus, when it is declared effective by the U.S. Securities and Exchange Commission (the “SEC”), will be sent to all Gores Holdings VI and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of the Gores Holding VI’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holding VI may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores Holding VI and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VI through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VI’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400). Gores Holdings VI and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Gores Holdings VI’s stockholders in connection with the proposed business combination. Information about Gores Holdings VI’s directors and executive officers and their ownership of Gores Holdings VI’s securities is set forth in Gores Holdings VI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI and Matterport, Inc., including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VI’s or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions). Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VI’s securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VI’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VI; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores Holdings VI’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VI’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores Holdings VI or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores Holdings VI’s securities on the NASDAQ; (viii) the price of Gores Holdings VI’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VI’s final proxy statement/information statement/prospectus contained in the Registration Statement, including those under “Risk Factors” therein, and other documents filed by Gores Holdings VI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VI and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VI nor Matterport gives any assurance that either Gores Holdings VI or Matterport will achieve its expectations.

Disclaimer cont’d This presentation contains financial forecasts for Matterport with respect to certain financial results for the company’s fiscal years 2020 through 2025. Neither Gores Holdings VI's nor Matterport's (collectively, the "Companies") independent auditors have audited, studied, compiled or performed any procedures with respect to the projections for the purposes of their inclusion in this document and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this document. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this document, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Matterport or that actual results will not differ materially from those presented in the prospective information. Inclusion of the projected information in this document should not be regarded as a representation by any person that the results contained in the prospective information will be achieved. This document relates to a proposed business combination between Gores Holdings VI and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ADDITIONAL INFORMATION REGARDING THIS PRESENTATION AND CERTAIN FINANCIAL AND OTHER COMPANY METRICS CONTAINED HEREIN IS INCLUDED IN THE APPENDIX TO THIS PRESENTATION, AND RECIPIENTS ARE ENCOURAGED TO READ THE APPENDIX CAREFULLY. We have prepared this document and the analyses contained in it based, in part, on certain assumptions and information obtained by us from the recipient, its directors, officers, employees, agents, affiliates and/or from other sources. Our use of such assumptions and information does not imply that we have independently verified or necessarily agree with any of such assumptions or information, and we have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. We and our affiliates and our and their respective officers, employees and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, that any business combination has been or may be effected on the terms or in the manner stated in this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Any views or terms contained herein are preliminary only, and are based on financial, economic, market and other conditions prevailing as of the date of this document and are therefore subject to change. We undertake no obligation or responsibility to update any of the information contained in this document. Past performance does not guarantee or predict future performance. This document includes certain historical and forward-looking non-GAAP financial measures, including EBITDA. Matterport defines EBITDA as non-GAAP earnings before income taxes, depreciation and amortization. These non-GAAP measures are in addition to and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, net income, operating income or any other performance measures derived in accordance with GAAP. Matterport prepared these non-GAAP measures of financial results and believes that they provide useful supplemental information to investors about Matterport. Matterport’s management uses these non-GAAP measures to evaluate its historical and projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance and therefore Matterport’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. This document also contains certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Matterport is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated GAAP measures is included and no reconciliation of non-GAAP financial measures is included. Further, the financial information and data contained in this document does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in, or may be presented differently in, any registration statement to be filed in connection with any proposed business combination. In this document, the Companies rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither of the Companies has independently verified the accuracy or completeness of any such third-party information. This document may contain certain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM, © or ® symbols, but the Companies will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Welcome Introduction to Matterport — RJ Pittman GTM and Customers — Jay Remley Marketing — Robin Daniels Technology — Japjit Tulsi Finance — JD Fay Closing Analyst Meeting: June 16

Company Overview

Massive, unpenetrated $240B+ Total Available Market Market leader fueling the digital transformation of the built world Unrivaled software & data platform with significant expansion opportunities Global, blue chip customers spanning diverse end markets Rapid growth, efficient customer acquisition, and expanding margins Proven leadership team with large-scale platform experience Investment highlights TAM estimate from Savills World Research and the Company

The $230T global building stock today remains largely offline 4 Billion Buildings Largest asset class in the world $230T in total property value 20 Billion Spaces Digitization of the built world is the largest new frontier in decades Offline & Undervalued $100B’s in unrealized utilization and operating efficiencies Estimates from Savills World Research and the Company

Proven leadership team with large-scale platform experience RJ Pittman Chief Executive Officer JD Fay Chief Financial Officer Jay Remley Chief Revenue Officer Jean Barbagelata Chief People Officer Dave Gausebeck Co-founder, Chief Scientist Robin Daniels Chief Marketing Officer Japjit Tulsi Chief Technology Officer Dave Lippman Chief Design Officer

Take your building online with Matterport to design, build, promote, and manage your most valuable asset at your fingertips

Our pioneering technology has set the standard for nearly a decade... ...and we are raising the bar for the future Tomorrow our data will increase the value of every building Today Matterport transforms buildings into data

Analyzed by Matterport and 3P developers to deliver high-value property insights unlike anything before Spans buildings, cities, and countries to unlock previously unattainable industry-wide trends & insights “Find the largest conference room across all my office locations” “What’s the average size of a kitchen in all London flats?” “How many of my retail stores have at least two checkout counters?” “How many windows in the building?” “Locate all sprinkler heads” ...taking property insights and analytics to new heights

Matterport defined the category and we are the clear market leader 150+ Countries and counting $108M run-rate revenue 15B Sq ft captured Subscribers (K) 2018 2019 2020 40 14 1Q20 2.6 Spaces Under Management (M) 2019 2.3 2018 1.4 6x Subscriber Growth in Q1 YoY 100x Rest of Market Notes: Company estimates Revenue run rate based on Mar ‘21; unaudited 1Q21 4.9 1Q21 330 1Q20 2020 52 254 4.3 Yearly Quarterly Yearly Quarterly

Matterport delivers value across the property lifecycle for diverse end markets Promote Maximize Engagement Minimize Vacancy Operate Increase ROI Reduce Costs Insure Decrease Risk Increase Compliance Repair Reduce Time in the Field Inspect Remotely Design Save Time Gain Efficiencies Build Improve Quality Streamline Workflow Hospitality Commercial Industrial Corporate Retail Real Estate Travel Construction

$240B global TAM opportunity as properties move online… @ $1 Per Space / Month 4B Buildings 20B Spaces $240B TAM Matterport Illustrative ARR 200M Spaces @1% Penetration 1B Spaces @5% Penetration $2.4B ARR $12B ARR Notes: TAM estimate from Savills World Research and the Company ARR = Annual Recurring Revenue

…with significant upside monetizing digital property insights and services @ $5 Per Space / Month 4B Buildings 20B Spaces $1.2T TAM Matterport Illustrative ARR 200M Spaces @1% Penetration 1B Spaces @5% Penetration $12B ARR $60B ARR Notes: TAM estimate from Savills World Research and the Company

TAM in 10 top countries presents an estimated 10B space opportunity Canada 96M UK 173M Australia 64M Japan 324M India 3.5B China 3.7B Germany 214M Brazil 540M US 935M France 167M Notes: TAM estimate from Savills World Research and the Company

Multiple vectors for continued growth Unlock the SaaS Flywheel Expand Use Cases International Expansion 3rd Party Marketplace Expand smartphone capture Accelerate subscriber growth Scale Capture Services Scale enterprise Introduce new applications Acquire new, larger customers Extend country-level penetration Scale global reach to new markets Unlock high density property markets around the world Partner + developer integration 3rd party application marketplace Scale spatial data services business

GTM and Customers

AEC Global customer base with low customer concentration <10% of total revenue from top 10 customers 330K Customers across diverse verticals 150+ Countries 13%+ of Fortune 1000 Industrial & Facilities Real Estate Repair & Insurance AEC Travel & Hospitality

Customers love Matterport in multiple market segments

Enterprise integrations extend our reach across the property lifecycle Promote Maximize Engagement Minimize Vacancy Operate Increase ROI Reduce Costs Insure Decrease Risk Increase Compliance Repair Reduce Time in the Field Inspect Remotely Design Save Time Gain Efficiencies Build Improve Quality Streamline Workflow

A division of First Service Corporation that specializes in residential property loss services $1.1B Revenue 126k Employees 1395 Franchises Canada/USA Current Use Cases Insurance Carriers/Agents Property Managers Third Party Networks Restoration Partners First Responders Why Matterport? 3-4x productivity improvement for estimators Delivers measurement data accuracy within 1% Automate sketches with measurements Higher cost efficiency resulting in better relationships among carriers

Insurance and restoration customer gets more value from investigations

#1 Ranked Power & Utilities General Contractor in North America $6B Revenue 2000+ Employees 50+ Offices 25 Countries Current Use Cases Equipment Inventory Catalogs Remote Validation for CAD & BIM Employee Onboarding & Training Why Matterport? 3x increase in field productivity 50% reduction in travel costs for physical site visits Replaced complicated, expensive hardware and desktop software kwx

Keller Williams is the world's largest residential real estate brokerage by # of agents and sales volume

$400B+ Sales Volume	200K Agents / Employees
1,070 Offices	1.25M Listings

Current Use Cases

- Capture Services: Seamless Matterport Space creation at scale through an "easy button" integrated with KWx portal
- Democratization of 3D digital twins scaled to 80% of US listings
- Disseminate unique feature sets and value added assets that differentiate KW agents, delight buyers



R
D
B
P
O
I

Why Matterport?

- Platform level integration that enhances every KW listing, whether through MLS or KW.com
- Best in class listing experiences for agents to generate needle moving digital interactions
- Adoption and utilization by KW agent network at scale

26

Global commercial real estate services firm with comprehensive offerings for owners & occupiers $16.6B Revenue 280 Offices 91K Employees 80 Countries Current Use Cases Virtual Leasing by brokers Facilities Management Design/Remodel Why Matterport? Unrivaled spatial data and virtual model fidelity Global Scalability across North America, Europe, and Asia Pacific Integration with construction design software/BIM capabilities.

Consumers can make purchases right in the 3D virtual store

Plenty of headroom with our top potential customers Massive expansion opportunity Current penetration < 4% $120 million $4 million Top 10 potential customers- Total SAM (ARR) Current ARR at same customers

Go-To-Market

Inside Sales Freemium Inside Sales Land/Expand with Customer Success 2012-2018 2019 2020 2021 Year Inside Sales North America Channel GEO Freemium Enterprise Sales/ Customer Success VAR SMB/Online APAC UK / EMEA BD/Partners Scaling GTM to address big enterprise customers globally SMB / Online Sales Mid-market Enterprise

Notes: TAM estimate from Savills World Research and the Company Matterport Capture Services TM First of its kind, managed marketplace through which customer can instantly order and receive Matterport digital twins for any property, anywhere in the world. Capture Services for Enterprise Services platform that delivers a convenient turnkey solution for enterprises that need to digitize tens of thousands of real estate assets globally, simultaneously and with speed. 428 Models 4.9 Rating 3 Years Jenny Howell Indianapolis, IN Capture Services On-Demand In just a few clicks, customers can schedule a capture appointment with the company's network of expert Capture Technicians equipped with a Matterport Pro 2 camera.

Capture Services On-Demand: easier than ordering dinner Available with standard paid subscription plans Simple five step order experience. Pricing is based size and location Easily view upcoming and historical orders Available today

Marketing

There’s no bigger marketing opportunity A tectonic shift in how people and companies define a physical space and what it is capable of The opportunity to spark a global movement at scale with customers, partners, and visitors by being first mover, first scaler Drive exponential revenue growth for Matterport through new value creation for every space on the planet

Every building contains untapped opportunities for epic reinvention

Six pillars of our marketing strategy Campaigns Launches SaaS Flywheel Brand Leverage Category Leadership Insights Tightly integrated campaigns focused on our core initiatives iPhone, Android, Platform, Capture Services, Partnerships, more! Optimize the flywheel to drive usage, expansion, and account growth Scale and grow the brand through storytelling and partners Drive category leadership through partnerships and analyst relations Best-in-class insights and data to drive marketing and programs

The SaaS Flywheel Advantage

The SaaS Flywheel makes it easy to “Try Before You Buy” SMB / Online Sales Mid-market Enterprise 1. Generate Awareness Marketing drives global visibility 2. Easy Sign-Up Frictionless sign-up for high conversion 3. Create Matterport Space Make it easy to create your first space 4. Share and Collaborate Easily share or embed to drive visitors

Our SaaS Flywheel drives conversion to paid plans Free-to-Starter subscriptions Free-to-Business and above subscriptions Matterport for iPhone launch Cumulative free-to-paid subscriber conversions No-risk try before you buy 13% of Fortune 1000 in the Freemium Flywheel Select enterprise customers who started as Free users:

Scaling the Matterport Brand

Our customers LOVE sharing stories using Matterport

Our customers LOVE sharing their stories using Matterport

Our customers LOVE sharing their stories using Matterport

Influencers drive awareness and sign-ups and 100ks of views

More than 2.5 billion views of Matterport spaces Rank ~36,000 Rank ~31,000 Rank ~6,000 Rank ~7,000 Rank ~3,500 Notes: Source from Similarweb.com

Technology

Matterport system overview



Capture Devices, Services
BLK360
Pro2
360 Cameras
Smartphones (iOS, Android)
Capture Services
Order a space capture quickly
360, 3D Content
(imagery, point clouds, mesh)
Capture App
iOS & Android
Cortex Vision Pipeline
Automated 3D reconstruction, Semantic Understanding, Deep Learning, Asset Synthesis in the cloud
Space & Asset Management
Customize, Curate, Publish
Deep Spatial Indexing
AI-powered Model Performance, Market Intelligence: optimize promotion, content inventory
Experiences
Mobile, Web, VR
Embedded, Customized (SDK)
Explore (Destinations, Venues)
Strategic Integrations
Content Distribution,
Verisk, Autodesk Revit
Partner Ecosystem
SDK & APIs, App Directory,
Developer Program
Enterprise & Analytics
Space, workflow, users, &
metadata management.

Secure, Scaled and Global Enterprise Platform

Computer Vision, Deep Learning/AI, SaaS Platform with 64 Patents & Applications

51

Lombard Street San Francisco, CA Mix of Pro2, iPhone and Leica BLK Scans 447 seamless scans 4 story building, 2 underground Indoor, outdoor and doll house views Virtually staged garage with 3rd party API

We are a platform company focused on scaling Breakthrough capture technology 3D reconstruction from 2D Smartphone capture Millions of buildings & spaces Billions of square feet captured Billions of 3D data points 3P solution marketplace Robust data services layer APIs and integration frameworks SDKs and developer support Computer vision analysis Deep spatial indexing Search engine for built world Context understanding for “building Intelligence” Largest Spatial Data Library AI Powered Insights Extensible Platform Ecosystem Ubiquitous Capture at Scale

Scalable device-independent capture technology Breakthrough capture technology 3D reconstruction from 2D Smartphone capture Millions of buildings & spaces Billions of square feet captured Billions of 3D data points 3P solution marketplace Robust data services layer APIs and integration frameworks SDKs and developer support Computer vision analysis Deep spatial indexing Search engine for built world Context understanding for “building Intelligence” Ubiquitous Capture

A camera for every space

Enable fast, easy spatial capture from any device


Matterport
Leica

Matterport Pro2

Leica BLK360

Ricoh Theta SC2

Ricoh Theta V

Ricoh Theta Z1

Insta360 ONE X

Insta360 ONE X2

Insta360 ONE R

Matterport for iPhone Capture

Android Smartphone Capture (Alpha)

Matterport Pro2
Hi-res imagery accuracy, fast capture

Leica BLK
LiDAR based measurement accuracy

360 Cameras
Quick, easy affordable capture

Smartphone
No-cost approach to adopt Matterport

Cortex: Creating the Matterport digital twin

Matterport solved unique computer vision problems to provide fully automated, scalable and ultra fast 3D reconstruction

Alignment

Seamlessly assemble each scan to form a digital version of the room in real-time

Simultaneously collect rich spatial data to analyze later

Global Reconstruction

Identify all objects in the scene in both foreground and background and separate the room from the furnishings

Structural Analysis

Semantic understanding of the scanned space to accurately recreate room and floor separation of entire buildings - a true 3D twin of any structure

Image Processing

Photography enhancements ensure every digital twin looks consistent and professional

Automatic color management & correction, white balance &, tone mapping.

Processing Environment

Scalable and high performing Cloud based infrastructure capable of creating tens of thousands of digital twins a day

Matterport, Inc. Confidential Information

56

Delivering petabytes of spatial data through the processing pipeline Breakthrough capture technology 3D reconstruction from 2D Smartphone capture Millions of buildings & spaces Billions of square feet captured Billions of 3D data points 3P solution marketplace Robust data services layer APIs and integration frameworks SDKs and developer support Computer vision analysis Deep spatial indexing Search engine for built world Context understanding for “building Intelligence” Largest Spatial Data Library

Our unrivaled spatial data library has proven to be a durable competitive advantage... 64 Patents 5M SUM 15B Sq ft captured 3B+ 3D Data Points

Understanding Matterport’s spatial data extends our advantage... Breakthrough capture technology 3D reconstruction from 2D Smartphone capture Millions of buildings & spaces Billions of square feet captured Billions of 3D data points 3P solution marketplace Robust data services layer APIs and integration frameworks SDKs and developer support Computer vision analysis Deep spatial indexing Search engine for built world Context understanding for “building Intelligence” AI Powered Insights

...by analyzing the Matterport digital twin for new insights Segment Floors & Rooms Segment & Classify Objects Measure & Analyze Accurately recreate room and floor separation of entire buildings Separate the room from the furnishings and equipment. Identify any object or feature Retrieve highly accurate measurement data for inspection, planning, documentation, and more

Our spatial data is searchable and ready to analyze

Matterport partner ecosystem scales our competitive advantage



- Breakthrough capture technology
- 3D reconstruction from 2D
- Smartphone capture



- Millions of buildings & spaces
- Billions of square feet captured
- Billions of 3D data points


End
Start

- 3P solution marketplace
- Robust data services layer
- APIs and integration frameworks
- SDKs and developer support

Extensible Platform Ecosystem



- Computer vision analysis
- Deep spatial indexing
- Search engine for built world
- Context understanding for "building Intelligence"

Matterport, Inc. Confidential Information

62

Enterprise-ready developer platform Expands the commercial ecosystem and strengthens our value proposition Virtual Staging Marketplace Matterport Labs Seamless virtual staging add-on using the Matterport SDK Fast growing app directory with vertical market integrations using our bi-directional APIs Developer tools and demos that highlight the power of the SDK and APIs

Finance

Powerful SaaS Model Financial highlights Strong Retention & Customer Loyalty 129% Profitable Unit Economics Net Dollar Expansion Rate 1Q21 Notes: Subscription gross margin is 1Q21 and is calculated as subscription revenue less cost of goods sold for subscription Gross margin estimate for CY25 excludes stock-based compensation expense Net dollar expansion rate compares the revenue from active subscriber accounts in 1Q20, excluding variable revenue, to the revenue generated in 1Q21 by those same accounts Subscription revenue mix is calculated as subscription plus license revenue divided by total revenue LTV / CAC is calculated as the quotient of the product of the average subscription revenue per subscriber multiplied by subscription gross margin and revenue churn rate, divided by the quotient of sales and marketing expense and total new paid subscribers Rapid Revenue Growth 6x Subscriber Growth 1Q20-1Q21 108% 1Q20 – 1Q21 Growth in Gross Margin Accelerating Subscription Mix 52% 86% +3400 bps CY20 CY25E Subscription as % of Total Revenue +1700 bps 56% 73% CY20 CY25E 76% Subscription Gross Margin 1Q21 CY20 Lifetime Value (“LTV”)/ Customer Acquisition Cost (“CAC”) 12x

Powerful subscription model drives rapid growth and margin expansion Total Revenue ($M) Total Gross Margin (%) 59% CAGR (’19-’25E) +2500 Bps (’19-’25E) Notes: CY21E - CY25E gross margins exclude stock-based compensation expense Other revenue is comprised of Product and Services revenues $46 $86 $123 $202 $323 $510 $747

Total revenue and subscription revenue setting new records Notes: Unaudited Subscription Revenue 1Q20 1Q21 Total Revenue 1Q20 1Q21 108% growth 84% growth ($ in millions)

Record Net Dollar Expansion Rate demonstrates customer value Enterprise customers continue to expand with Matterport Notes: NDR by quarter compares the revenue from active subscriber accounts in a given quarter, excluding variable revenue, to the revenue generated in the same quarter one year later by those same accounts 4Q20 1Q21

Strong revenue growth forecasted for years to come Notes: Exit revenue run rate reflects the additional subscription revenue run rate achieved in the last month before the next fiscal year Subscription includes subscription and license revenues ($ in millions)

Financial Summary Notes: CY21E-CY25E excludes stock-based compensation expense, and includes estimated public company expenses of $10M annually Numbers may not sum due to rounding

Business highlights

Massive, unpenetrated $240B+ TAM Market leader fueling the digital transformation of the built world Proven leadership team with large-scale platform experience Transaction with GHVI provides capital to fuel massive growth into the future Business highlights

End